August 27, 2024

Toby Hong Xu
Chief Financial Officer
Alibaba Group Holding Limited
26/F Tower One, Times Square
1 Matheson Street, Causeway Bay
Hong Kong S.A.R. People   s Republic of China

       Re: Alibaba Group Holding Limited
           Form 20-F for Fiscal Year Ended March 31, 2024
           File No. 001-36614
Dear Toby Hong Xu:

       We have reviewed your filing and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F for Fiscal Year Ended March 31, 2024
Letter from Our Chairman and Our CEO to Shareholders
Capital Management, page iii

1. You present free cash flow, a non-GAAP financial measure, without disclosing its most directly comparable GAAP measure, net cash provided by operating activities, with equal or greater prominence. Please revise your disclosure in accordance with the guidance in
       Item 10(e)(1)(i)(A) of Regulation S-K.
Item 5. Operating and Financial Review and Prospects
Non-GAAP Measures, page 131

2. Refer to footnote (1) to your reconciliation of diluted earnings per share/ADS to non-
       GAAP diluted earnings per share/ADS on page 133. You refer to the non-GAAP
       adjustments presented in your reconciliation of net income to non-GAAP net income for
       the description of all components included in the    non-GAAP
adjustments to net income
       attributable to ordinary shareholders    line item. However, the
non-GAAP adjustments to
       net income attributable to ordinary shareholders    amounts are
inconsistent with the total
 August 27, 2024
Page 2

       of adjustments to reconcile net income to non-GAAP net income in all periods presented.
       Please tell us and expand footnote (1) to describe the difference between the "non-GAAP adjustments to net income attributable to ordinary shares" and the adjustments to reconcile net income to non-GAAP net income.
3. Your presentation of total segments adjusted EBITA on pages 131 and 135 appears to be a non-GAAP measure and should be reconciled to its most directly comparable GAAP measure. However, once reconciled it would appear such measure may include
       adjustments that are inconsistent with the applicable non-GAAP guidance. In this regard,
       adjusting for corporate    unallocated    expenses appears to present a
non-GAAP measure
       that excludes normal, recurring, cash operating expenses. Therefore, please revise to remove this measure from your filings. Refer to Item 10(e)(1)(i)(B) of Regulation S-K and Questions 104.04 and 100.01 of the Non-GAAP Financial Measures Compliance
       and Disclosure Interpretations.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Valeria Franks at 202-551-7705 or Suying Li at 202-551-3335 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services